UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020.

Commission File Number: 0001-38309

AGM GROUP HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Annual Shareholders Meeting

On December 9, 2020 at 10:00 AM Beijing Time (10:00 PM EST on December 8, 2020 EST), AGM Group Holdings, Inc. (the “Company”) held its 2020 annual meeting of stockholders (the “Annual Meeting”). Holders of 13,411,598 Class A ordinary shares and 7,100,000 Class B ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 61.43% and 100% of the total Class A ordinary shares and Class B ordinary shares outstanding and therefore constituting a quorum of a majority of the Class A ordinary shares and Class B ordinary shares outstanding and entitled to vote at the annual meeting as of the record date of October 8, 2020. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

 1. To elect five directors to serve until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified or until his or her earlier resignation, removal or death.

2. To ratify the appointment of JLKZ CPA LLP as independent auditor to audit the financial statements for the fiscal year ended on December 31, 2020.

3. The disposition of Anyi Network Inc.

4. To act on such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast for or against and the number of abstentions and broker non-votes with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

	For	Against	Withheld	Broker Non-Votes
Election of Directors
Bin Cao	48,911,598	0	0	0
Wenjie Tang	48,911,598	0	0	0
Fangjie Wang	48,911,598	0	0	0
Tingfu Xie	48,911,598	0	0	0
Jialin Liu	48,911,598	0	0	0

	For	Against	Abstain	Broker Non-Votes
Ratification of appointment of JLKZ CPA LLP as independent registered public accounting firm for the fiscal year ended on December 31, 2020.	48,911,598	0	0	0

	For	Against	Abstain	Broker Non-Votes
The disposition of Anyi Network Inc.	48,911,597	0	1	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2020	AGM GROUP HOLDINGS, INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer

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